UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, October 27, 2008

Honorable PresidentNational Securities Commission

Mr. Eduardo Hecker

S	/	D

Re:  Empresa Distribuidora y Comercializadora
Norte Sociedad Anónima (EDENOR S.A.)
(Distribution and Marketing Company of
the North S.A.) (the “Company”). Relevant
Fact. Cancellation of Par Notes due
December 2016.

Dear Sirs,

I am pleased to inform you, in my capacity as Attorney-in-fact of Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR” or the “Company”) and in accordance with that stipulated in Articles 2 and 3 of Chapter XXI of the Norms of the Comisión Nacional de Valores (“CNV”), the cancellation of “Par Notes due 2016”, for a nominal value of US $6.294.527.

The abovementioned Notes were acquired at market prices through different transactions, on the 15th and 20th of the current month. On said day the securities were delivered for their corresponding cancellations to the trustee under the Contrato de Fideicomiso (Indenture) on April 24, 2006 between the Company, The Bank of New York, as trustee, registering and payment agent, and Banco Río de la Plata S.A., as registering agent, transfer and payment agent in Argentina and representative of the trustee in Argentina.

Cordially,

Rogelio Pagano

EDENOR S.A.
Attorney-in-fact

Buenos Aires, October 27, 2008

President Buenos Aires Stock Exchange

Dr. Adelmo J. Gabbi

S	/	D

Re:  Empresa Distribuidora y Comercializadora
Norte Sociedad Anónima (EDENOR S.A.)
(Distribution and Marketing Company of
the North S.A.) (the “Company”). Relevant
Fact. Cancellation of Par Notes due
December 2016.

Dear Sirs,

I am pleased to inform you, in my capacity as Attorney-in-fact of Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR” or the “Company”) and in accordance with that stipulated in Articles 2 and 3 of Chapter XXI of the Norms of the Comisión Nacional de Valores (“CNV”), the cancellation of “Par Notes due 2016”, for a nominal value of US $6.294.527.

The abovementioned Notes were acquired at market prices through different transactions, on the 15th and 20th of the current month. On said day the securities were delivered for their corresponding cancellations to the trustee under the Contrato de Fideicomiso (Indenture) on April 24, 2006 between the Company, The Bank of New York, as trustee, registering and payment agent, and Banco Río de la Plata S.A., as registering agent, transfer and payment agent in Argentina and representative of the trustee in Argentina.

Cordially,

Rogelio Pagano

EDENOR S.A.
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: October 28, 2008